As filed with the Securities and Exchange Commission on March 14, 2008

Registration No. 333-38735

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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POST-EFFECTIVE AMENDMENT NO. 2
TO

# FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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# DOLLAR TREE, INC.

(Exact name of registrant as specified in its charter)

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| | |
|---|---|
| VIRGINIA | 26-2018846 |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

500 VOLVO PARKWAY
CHESAPEAKE, VIRGINIA 23320
(Address of registrant's principal executive offices)

DOLLAR TREE, INC.
STOCK INCENTIVE PLAN
(Full title of the plan)

| | *with a copy to:* |
|---|---|
| BOB SASSER<br>DOLLAR TREE, INC.<br>500 VOLVO PARKWAY<br>CHESAPEAKE, VA 23320<br>(757) 321-5000<br>(Name, address and telephone number of agent for service) | WILLIAM A. OLD, JR.<br>JOHN S. MITCHELL, JR.<br>WILLIAMS MULLEN<br>999 WATERSIDE DRIVE, SUITE 1700<br>NORFOLK, VIRGINIA 23510<br>(757) 622-3366 |

**EXPLANATORY NOTE**

This Post-Effective Amendment No. 2 to Form S-8 pertains to the registration statement (File No. 333-38735) relating to the Dollar Tree, Inc. Stock Incentive Plan (the "Registration Statement") of Dollar Tree, Inc., a Virginia corporation ("Registrant"). The sole purpose of this Post Effective Amendment No. 2 is to file the consent of KPMG LLP, which supercedes an inapplicable consent of KPMG LLP that was inadvertently filed as Exhibit 23.1 to the Post-Effective Amendment No.1 to the Registration Statement on March 13, 2008.

## SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chesapeake, Commonwealth of Virginia, on this 14th day of March 2008.

DOLLAR TREE, INC.

By: /s/ Kathleen Mallas

Kathleen Mallas
Controller, Vice President and
Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

| Name | Title | Date |
|---|---|---|
| *<br>Macon F. Brock, Jr. | Chairman of the Board | March 14, 2008 |
| *<br>Bob Sasser | President, Chief Executive Officer and Director | March 14, 2008 |
| /s/ Kathleen Mallas<br>Kathleen Mallas | Controller, Vice President and Assistant Secretary | March 14, 2008 |
| *<br>Arnold S. Barron | Director | March 14, 2008 |
| *<br>Mary Anne Citrino | Director | March 14, 2008 |
| *<br>H. Ray Compton | Director | March 14, 2008 |
| *<br>Richard G. Lesser | Director | March 14, 2008 |
| *<br>Lemuel E. Lewis | Director | March 14, 2008 |
| *<br>J. Douglas Perry | Director | March 14, 2008 |
| *<br>Thomas A. Saunders, III | Director | March 14, 2008 |
| *<br>Eileen R. Scott | Director | March 14, 2008 |
| *<br>Thomas E. Whiddon | Director | March 14, 2008 |
| *<br>Alan Wurtzel | Director | March 14, 2008 |
| *<br>Dr. Carl P. Zeithaml | Director | March 14, 2008 |

\*   Kathleen Mallas, by signing her name hereto, signs this document on behalf of each of the persons indicated by an asterisk above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission as described in the index of exhibits to this registration statement.

By:

/s/ Kathleen Mallas
_____
Kathleen Mallas
March 14, 2008

**INDEX OF EXHIBITS**

| Exhibit Number | Description |
| --- | --- |
| 23.1 | Consent of KPMG LLP. |
| 24.1 | Powers of Attorney, attached as Exhibit 24.1 to the Registrant's post-effective amendment to Registration Statement on Form S-8 (Registration No. 333-126286) filed on March 13, 2008. |

**Exhibit 23.1**

**Consent of Independent Registered Public Accounting Firm**

The Board of Directors

Dollar Tree, Inc. (formerly Dollar Tree Stores, Inc.):

We consent to the incorporation by reference in the registration statement (No. 333-38735) on Form S-8 of Dollar Tree, Inc. of our reports dated April 2, 2007, with respect to the consolidated balance sheets of Dollar Tree Stores, Inc. and subsidiaries as of February 3, 2007 and January 28, 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the fiscal years in the three-year period ended February 3, 2007, management's assessment of the effectiveness of internal control over financial reporting as of February 3, 2007 and the effectiveness of internal control over financial reporting as of February 3, 2007, which reports appear in the February 3, 2007 annual report on Form 10-K of Dollar Tree Stores, Inc.

Our report on the consolidated financial statements refers to the adoption by Dollar Tree Stores, Inc. of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, effective January 29, 2006.

/s/ KPMG LLP

Norfolk, Virginia
March 13, 2008